UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

Acquisition of Avanxo (Bermuda) Limited

On January 17, 2019, Globant S.A. (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with the shareholders of Avanxo (Bermuda) Limited (“Avanxo”), pursuant to which the Company agreed to purchase all of Avanxo’s share capital (the “Acquisition”) subject to the terms and conditions set forth in the Purchase Agreement. Avanxo is a cloud consulting and implementation company headquartered in Bermuda, with operations in Brazil, Mexico, Colombia, Peru, Argentina and the United States.

Under the terms of the Purchase Agreement, the total consideration payable by the Company to Avanxo’s shareholders, assuming a debt-free and cash-free balance sheet, is USD 48,557,247 (the “Total Consideration”), subject to a working capital adjustment, reduction for uncollected accounts receivables and the amounts of the Earn-Out Payments (as defined below) that become due and payable. Of the Total Consideration, an amount of up to USD 40,939,104 will be payable on the closing of the Acquisition. The remaining portion of the Total Consideration (USD 7,618,143) will be payable in two installments, at the end of each of the years ending December 31, 2019 and 2020, and is subject to upwards or downwards adjustment based on Avanxo’s achievement of specified revenue, gross margin and operating margin targets for each of the years ending December 31, 2019 and 2020 (the “Earn Out Payments”).

At the Company’s sole option, the Company will be entitled to pay a portion of the Total Consideration through the issuance and delivery of common shares of the Company, as follows: (i) up to USD 865,323 of the amount payable on the closing of the Acquisition and (ii) at the time of payment of any Earn Out Payments, up to 25% of such Earn Out Payment. The number of the Company’s common shares that may be issued and delivered to Avanxo´s selling shareholders will be determined based on the volume weighted average trading price for the 60 calendar day period prior to closing of each share subscription. Common shares issued pursuant to the exercise by the Company of this option will be subject to a 12-month lock-up period. These common shares are expected to be issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

The Agreement contains customary representations, warranties, covenants, indemnities and conditions to closing, including non-objection to the Acquisition by the Colombian antitrust authority (Superintendencia de Industria y Comercio). The Company expects the transaction to close during February 2019. If the transaction does not occur by April 1, 2019 (unless extended by the parties), the Purchase Agreement will automatically terminate.

The Company expects to satisfy its payment obligations with respect to the Total Consideration with a mix of cash on hand and borrowings under its Amended and Restated Credit Agreement dated as of November 1, 2018.

The information contained in this report on Form 6-K, excluding the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-225731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this Report on Form 6-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans to,” “estimates,” “projects,” or similar expressions. Such statements may include, but are not limited to, statements about the Company’s planned acquisition, and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of the Company’s management as of this date only and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, without limitation, those items identified as “risk factors” in the Company’s most recently filed Annual Report on Form 20-F. Therefore, investors are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Press Release

The Company is furnishing under the cover of this report on Form 6-K the following:

Exhibit 99.1 Press release, dated January 18, 2019.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: January 18, 2019